

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Geoff Wild
Chief Executive Officer
Atotech Ltd
William Street, West Bromwich
West Midlands, B70 0BG
United Kingdom

   Re: Atotech Ltd
     Amendment No. 4 to
     Registration Statement on Form F-1
     Filed January 11, 2021
     File No. 333-235928

Dear Mr. Wild:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form F-1

Exhibit Index
Form of Opinion of Ogier, page II-3

1. Please have counsel revise the legal opinion to remove the assumption in paragraph 3(e) that the Selling Stockholders have sufficient Shares already in issue to be sold as part of the public offering. It is inappropriate for counsel to assume any of the material facts underlying the opinion. For more information refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing